Exhibit 21

HomeFed Corporation List of Subsidiaries

Name	State of Incorporation/Organization
Bird Ranch Development Company, LLC	Delaware
CDS Devco	California
CDS Holding Corporation	Delaware
Flat Rock Land Company, LLC	Delaware
HOFD Ashville Park LLC	Delaware
HomeFed Fanita Rancho, LLC	Delaware
HomeFed Resources, Inc.	California
JWO Land, LLC	Delaware
Otay Land Company, LLC	Delaware
Otay Valley Development Company, LLC	Delaware
Rampage Vineyard, LLC	Delaware
SEH F1, LLC	Delaware
San Elijo Hills Construction Company	California
San Elijo Hills Development Company, LLC	Delaware
San Elijo Hills Estates, LLC	Delaware
San Elijo Hills Town Center, LLC	Delaware
San Elijo Ranch, Inc.	California
The Estates at San Elijo Hills, LLC	Delaware